Ecopetrol Reports Results of Bondholders’ Meetings for Domestic

Public Debt Bonds Held at Second Call

Bogotá, September 05, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the "Company") hereby reports that, on September 4, 2026, the second-call ordinary meetings of the bondholders of the local bond issuances made in 2010 and 2013 (respectively, the "2010 Issuance" and the "2013 Issuance") were held. These meetings were previously convened by the bondholders' representatives, Alianza Valores Fiduciaria S.A. and Itaú Fiduciaria Colombia S.A. (collectively, the “Representatives”), through a notice published in a newspaper of wide national circulation on August 27, 2026.

The Representatives convened the second-call meetings for the purpose of submitting for the consideration of the local bondholders the proposed merger by absorption between Ecopetrol S.A. (as the surviving entity) and Parque Solar Portón del Sol S.A.S. (as the absorbed entity) (the "Merger"), in accordance with Article 6.4.1.1.22 of Decree 2555 of 2010.

With respect to the 2010 Issuance, Alianza Valores Fiduciaria S.A. verified an initial quorum representing 79.16% of the outstanding principal amount of the 2010 bonds, which was sufficient to adopt the decisions considered at the meeting. The bondholders present at the meeting cast their votes on each item of the agenda as follows:

Matter Submitted for Consideration at the Meeting of Holders of the 2010 Issuance	Votes in favor	Votes against	Abstention
Approval of the agenda	100%	0%	0%
Appointment of the Chairman and Secretary of the Meeting of Ecopetrol Bondholders	100%	0%	0%
Appointment of the Committee for the Approval and Signature of the Minutes of the Meeting of Ecopetrol Bondholders	100%	0%	0%
Approval of the proposed Merger	94.65%	0%	5.35%

With respect to the 2013 Issuance, Itaú Fiduciaria Colombia S.A. verified a quorum representing 79.95% of the outstanding principal amount of the 2013 bonds, which was sufficient to adopt the decisions considered at the meeting. The bondholders present at the meeting cast their votes on each item of the agenda as follows:

Matter Submitted for Consideration of the Meeting of Holders of the 2013 Issue	Votes in favor	Votes against	Abstention
Approval of the agenda	100%	0%	0%
Appointment of the Chairman and Secretary of the Ecopetrol Bondholders' Meeting	100%	0%	0%
Appointment of the Committee for the approval and signature of the minutes of the Ecopetrol Bondholders' Meeting.	73.73%	0%	26.27%
Approval of the proposed Merger	100%	0%	0%

Considering the foregoing, the bondholders of the local issuances made in 2010 and 2013 approved the proposed Merger by a majority of 74.92% and 80.77%, respectively, of the total outstanding principal amount, in compliance with Article 6.4.1.1.1. 22 of Decree 2555 of 2010. Such article establishes that, in order to adopt decisions at a second-call meeting, the following are required: (i) the affirmative vote of a majority of the bondholders present at the meeting; and (ii) the affirmative vote of holders representing at least forty percent (40%) of the outstanding principal amount of the bonds.

The approval granted by the bondholders' meetings does not modify the economic or financial terms of the Company's outstanding ordinary bond issuances.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co